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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated August 4, 2000 re TI and RADVision Demonstrate H.323 VoIP Interoperability at IMTC SuperOp!.


2. RADVision Ltd. Press Release dated August 9, 2000 re Telxon Selects RADVision Technology for Voice over IP Connectivity.

                                                                          ITEM 1

News Release
SC-00012


TI Media Contacts:
Lynn Anne Miller  301 515 6618      lmiller@ti.com
Melissa Maslar    301 217 0009 x38  mmaslar@rmr.com

RADVision Contacts:
Karen Gurwitz     201 529 4300x305  kgurwitz@radvision.com
David Seligman    +972.3.645.5446   seligman@tlv.radvision.com


            TI and RADVision Demonstrate H.323 VoIP Interoperability
                                at IMTC SuperOp!


       Telogy Software(TM)Products and RADVision's H.323 Enabling Software Tested With Over 50 OEM VoIP Products at International Interoperability
                                     Event


     Dallas, TX/Mahwah, NJ - August 4, 2000 - Texas Instruments Incorporated (NYSE:TXN) (TI), the world leader in programmable digital signal processors
(DSPs) and analog  technologies,  and  RADVision  (NASDAQ:  RVSN),  the  leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, announced today that they completed H.323 interoperability testing with more than 50 international equipment manufacturers during the recent International Multimedia Teleconferencing Consortium (IMTC) SuperOP! event in Nice, France.

     According to a recent Business Communications Review study, 62% of VoIP products support the H.323 protocol, more than any other VoIP protocol.* TI's Telogy Software products are complete Voice over IP solutions, which are embedded in OEM VoIP networking products, such as VoIP gateways, IP phones, and remote access server

Texas Instruments Announces Successful H.323 Interoperability/Page 2



equipment. Telogy Software products run on TI's industry-leading, power-efficient TMS320C5000(TM) DSP platform and on popular microprocessors. The microprocessor software is integrated with a specially modified version of RADVision's H.323 protocol software, which enhances scalability in high density TI programmable DSP-based applications. For more information about RADVision's partnership with TI's Telogy Networks subsidiary, please visit: http://www.telogy.com/radvision.

     The IMTC SuperOp! and TAPI Bake-Off events were held from July 8 through 15th. The IMTC testing event provided a vendor-neutral setting for developers to implement test scenarios created by the IMTC for important H.323 features.

     "With growing demand for converged communications networks, and increasingly aggressive deployment schedules, VoIP interoperability testing and certification are essential to ensure open, reliable deployments," said Nancy Goguen, vice president of marketing at Telogy Networks, A Texas Instruments Company. "Through our adherence to these standards, we reduce time to market for our OEM customers. TI is committed to standards-based communications and our successful IMTC interoperability testing underscores the important role for TI solutions in all types of H.323-based environments, including gateway, IP phone, and remote access equipment."

     "The IMTC advocates a uniform technology base that enables manufacturers and vendors to create a variety of compatible applications and services," said Matt Collier, president of the IMTC. "As a means of addressing and establishing end-to-end connectivity, the IMTC holds regularly scheduled interoperability testing events.

Texas Instruments Announces Successful H.323 Interoperability/Page 3

Although companies may design their communications products in compliance with standards, it is only by performing actual tests with other vendors' products that manufacturers can ensure true compatibility."

     "Through our integration with Telogy Software products, RADVision's market leading H.323 protocol stack is used by the vast majority of the leading VoIP equipment manufacturers," said Dr. Michelle Blank, vice president of galactic marketing for RADVision and an IMTC board member.

* Business Communications Review, June, 2000.

About the IMTC (http://www.imtc.org)

The IMTC is a non-profit organization dedicated to promoting, encouraging, and facilitating the development and implementation of interoperable multimedia teleconferencing solutions based on open, international standards. The San Ramon, California-based consortium includes more than 150 member organizations from around the globe. Membership is open to any interested party, including vendors of audio, document, and video teleconferencing hardware and software, communications companies, teleconferencing service providers, end users, academic institutions, government agencies and non-profit organizations. Since 1996, the IMTC has hosted more than 50 interoperability events around the globe to test T.120, H.320, H.323 and H.324 products and services for compatibility with each other.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video

Texas Instruments Announces Successful H.323 Interoperability/Page 4

communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About Texas Instruments

Texas Instruments Incorporated is the world leader in digital signal processing and analog technologies, the semiconductor engines of the Internet age. The company's businesses also include materials and controls, and educational and productivity solutions. TI is headquartered in Dallas, Texas and has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the web at www.ti.com and www.telogy.com.





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                                                                          ITEM 2

For Immediate Release



Contact:

   Karen Gurwitz                David Seligman
   Dir. Corp. Communications    CFO
   RADVision, Inc.              RADVision, Ltd.
   Tel: 201.529.4300, x305      Tel: 972.3.645.5446
   kgurwitz@radvision.com       Seligman@tlv.radvision.com
   http://www.radvision.com     http://www.radvision.com

   Alex Csiszar
   VP, Inv. & Public Relations
   Telxon Corporation
   Tel: 330.664.2961
   acsis@telxon.com
   http://www.telxon.com





       Telxon Selects RADVision Technology for Voice over IP Connectivity

   RADVISION'S MARKET-LEADING H.323 TECHNOLOGY TO BE INTEGRATED INTO TELXON'S
                   NEW HANDHELD IP TELEPHONY-ENABLED COMPUTER


Mahwah, NJ, August 9, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that Telxon Corporation (Nasdaq:
TLXN), a world leader in delivering quality, innovative solutions for mobile information and wireless communications systems, has chosen RADVision's H.323 enabling software for Telxon's new handheld IP telephony-enabled mobile computer
- the multifunctional  PTC-1800.

The PTC-1800 is a wireless Windows(R) CE-based transaction-processing mobile computer that features a barcode scanner, text messaging, VoiceAlert and VoIP telephony capabilities. The definition of its multimedia communication protocols is based on RADVision's market-leading H.323 enabling technology, ensuring the end-user of standards-based architecture and interoperability. The ruggedized PTC-1800 can be deployed as part of a complete wireless enterprise voice and data communication system allowing connectivity for mobile workers in a broad array of mission-critical environments.

"We are very excited to be partnering with RADVision, a market leader in standards-based voice-over-IP solutions. By choosing the most widely used and extensively tested H.323 enabling software, we can provide our customers complete interoperability for our VoIP handheld device," said John Schmitz, Director of Product Line Management at Telxon Corporation.

"Our partnership with Telxon demonstrates RADVision's commitment to providing standards-based, enabling software for a broad spectrum of interoperable, next-generation communication devices and networks including new, innovative handheld devices," said Dr. Michelle Blank, Vice President of Galactic Marketing at RADVision. "By combining RADVision's expertise in real-time IP communications with Telxon's market-leading expertise in wireless RF communications, Telxon was able to develop a premier multifunctional tool for their customers that is unprecedented in the industry."


                                     more...

About Telxon

Telxon Corporation is a leading global designer and manufacturer of wireless networks for mobile computing solutions and information systems. The company integrates advanced mobile computing and wireless data communication technology with a wide array of peripherals, application-specific software and global customer services for its customers in more than 60 countries around the world. Telxon is the world leader in the installation of wireless networks supporting automotive manufacturing, airport logistics operations and in-store retail information systems. Telxon's global Web site address is www.telxon.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: August 10, 2000